Exhibit 1.2

Amendments to Articles of Association approved at March 11, 2015 Extraordinary General Meeting of Shareholders

RESOLVED AS A SPECIAL RESOLUTION THAT the articles of association of the Company be amended in the following manner:

(i)	Article 145.1 be deleted in its entirety and replaced with the following new article 145.1:

“Article 145.1 Wherever the Board or the Company in general meeting has resolved that a dividend be paid or declared on any class of the share capital of the Company, the Board may at its sole discretion further resolve that such dividend be satisfied wholly or in part in the form of any allotment of shares credited as fully paid up.”

(ii)	Article 145.3 be deleted in its entirety.

(iii)	Article 145.4 be deleted in its entirety and replaced with the following new article 145.4:

“Article 145.4 The Board may on any occasion determine that the allotment of shares under paragraph (1) of this Article shall not be made available or made to any shareholders with registered addresses in any territory where, in the absence of an registration statement or other special formalities, the circulation of an offer of such allotment of shares would or might, in the opinion of the Board, be unlawful or impracticable, and in such event the provisions aforesaid shall be read and construed subject to such determination. Members affected as a result of the foregoing sentence shall not be or be deemed to be a separate class of Members for any purpose whatsoever.”

RESOLVED AS A SPECIAL RESOLUTION THAT Article 147 of the articles of association of the Company be amended and restated in the following manner:

Article 147 The Board may, at any time and from time to time, capitalize all or any part of any amount for the time being standing to the credit of any reserve or fund (including a share premium account and capital redemption reserve and the profit and loss account) whether or not the same is available for distribution and accordingly that such amount be set free for distribution among the Members or any class of Members who would be entitled thereto if it were distributed by way of dividend and in the same proportions, on the footing that the same is not paid in cash but is applied in paying up in full unissued shares, debentures or other obligations of the Company, to be allotted and distributed credited as fully paid up among such Members provided that, for the purpose of this Article, a share premium account and any capital redemption reserve or fund representing unrealized profits, may be applied only in paying up in full unissued shares of the Company to be allotted to such Members credited as fully paid.